EXHIBIT (5) (b)
                 Endorsement to Policy


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ENDORSEMENT

This policy is amended as follows:
The provision, Transfers is deleted in its entirety and replaced with the following:

Transfers

You may transfer amounts among the Investment Subdivisions of the Separate Account by sending a written request to us at our Home Office. We reserve the right to limit the numbers of transfer if it is necessary for the policy to continue to be treated as a life insurance policy by the IRS. We also reserve the right to refuse to execute any transfer if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the Mutual Fund in which the Investment Subdivision invests.

The transfer will be effective as of the end of the valuation period during which we receive your request at our Home Office. the first transfer in each calendar month will be made without a transfer charge. Thereafter, each time amounts are transferred a transfer charge will be imposed. This transfer charge is shown in the policy data pages. When we make transfers the cash value on the date of the transfer will not be affected by the transfer except to the extent of the transfer charge. The transfer charge will be taken from the amount transferred.

For THE LIFE INSURANCE COMPANY OF VIRGINIA



            Paul E. Rutledge III
            President